Filed pursuant to Rule 424(b)(3)
Registration No. 333-148049

ASPECT GLOBAL DIVERSIFIED FUND LP
(To be known as “Seneca Global Fund, L.P.” as of May 1, 2011)

SUPPLEMENT DATED AS OF APRIL 1, 2011
TO
THE PROSPECTUS AND DISCLOSURE DOCUMENT
DATED MAY 3, 2010

This Supplement discusses certain changes to information contained in the Prospectus and Disclosure Document dated May 3, 2010 (the “Prospectus”) of Aspect Global Diversified Fund LP, to be known as “Seneca Global Fund, L.P.” as of May 1, 2011 (the “Fund”).  All capitalized terms used in this Supplement have the same meaning as in the Prospectus unless specified otherwise.  Prospective investors should review the contents of this Supplement, the Supplement dated February 1, 2011 and the Prospectus carefully before deciding whether to invest in the Fund.   All information in the Prospectus is hereby restated, except as updated hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Supplement.  Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT SUPPLEMENT.
* * * * * * * * * *

Change in Name of Fund (Cover Page of the Prospectus)

The Fund’s name will be changing on or about May 1, 2011 (the “Transition Date”) from Aspect Global Diversified Fund LP to Seneca Global Fund, L.P.  Such change will be made in conjunction with the allocation of Fund assets to additional trading advisors and a revision to the Fund’s fee structure as described below.

Phone Number of the General Partner (Page 1 of the Prospectus)

The phone number of the General Partner is (240) 631-7600.

The Trading Advisors (Page 32 of the Prospectus)

As of the Transition Date, the Fund will no longer allocate its assets to a single trading advisor.  Rather, the Fund will allocate its assets among its current trading advisor, Aspect Capital Limited (“Aspect”), as well as two additional trading advisors, Estlander & Partners Ltd (“EP”) and Blackwater Capital Management, LLC (“Blackwater,” and together with Aspect and EP, the “Trading Advisors”).  It is anticipated that the Fund will initially delegate trading discretion over one third of the Fund’s assets to each of the Trading Advisors, however, such allocations may be altered at any time in the sole discretion of the General Partner.

Aspect currently trades the Fund’s assets at approximately 1.2 times the normal trading level utilized by Aspect in its Diversified Program.  From and after the Transition Date, the General Partner may cause any of the Trading Advisors to trade the Fund’s assets allocated to them at a range of approximately 0.9-1.5 times the trading level  normally utilized by each Trading Advisor employing the trading program that will be traded on behalf of the Fund.  The General Partner currently anticipates the trading level for each Trading  Advisor to be approximately 1.2 times the trading level normally utilized by each Trading Advisor.  However, such trading levels are merely estimates and may be altered in respect of one or more Trading Advisors in the sole discretion of the General Partner.  Thus, the Fund could experience either greater or less volatility and greater or less brokerage commission expenses relative to the Fund prior to the Transition Date and to clients who invest at the normal trading level of the Aspect Diversified Program depending on the amount of leverage utilized.  Information on each of the new trading advisors is provided below.

Estlander & Partners Ltd

Estlander & Partners Ltd is a limited liability company organized in December 1999 under the laws of Finland (registration no 1595155-4) engaged in the business of managing financial and commodity interest trading for clients. EP is a licensed investment firm registered with and under the prudential supervision of the Finnish Financial Supervisory Authority. EP is also registered with the CFTC as a CTA and CPO, and has been a member of the NFA since March  9, 2011.

The business of EP was formerly conducted by EP’s subsidiary, Estlander & Partners Ltd, an investment firm registered with the Finnish Financial Supervisory Authority since January 2001 and with the CFTC as a CTA and CPO, and member of NFA since November 18, 1996. Following the implementation of a merger between EP (former Blue-White Investments Ltd) and the said subsidiary, with EP remaining as the surviving entity, the business was continued under EP as of March 8, 2011 with the involvement of the same principals. Simultaneously with the implementation of the merger, EP changed its name from Blue-White Investments Ltd to Estlander & Partners Ltd EP is currently owned by Mr. Martin Estlander (88.25%) and seven key employees (11.75%) of EP. None of the key employees have an ownership interest exceeding 5%.

The main business office of EP is located at Pohjoisesplanadi 25 B, 00100 Helsinki, Finland. Its telephone number is +358 (0)20 7613 300. As of February 28, 2011, the total assets under management by EP, i.e. the merged subsidiary Estlander & Partners Ltd, amounted to approximately $849 million (including notional funds).

Martin Estlander and Per-Johan West are EP’s directors. Mr. Estlander is EP’s Chief Executive Officer and Chairman of the Board. Mr. West is EP’s Chief Operating Officer and also holds the position of Chief Financial Officer.

The Principals

 Martin Estlander (born in 1963) is EP’s Chief Executive Officer and Chairman of the Board. Mr. Estlander holds a master’s degree in Industrial Management and Computer Science from the Helsinki University of Technology. Mr. Estlander has been listed as a Principal and Associated Person of EP and its predecessor entities continuously since November 18, 1996.

Per-Johan West (born in 1966) is the Chief Financial Officer and Chief Operating Officer of EP and a member of its Executive Board as well as Risk Committee.  He holds a master’s of science in Accounting from the Swedish School of Economics in Vaasa, Finland, and a bachelor of science in Information Technology from University of Applied Sciences in Vaasa, Finland.  Mr. West is responsible for Operations, Front, Middle and Back Office processes, and system development of the overall integrated operational platform. He also heads the Human Resources function. Mr. West joined the predecessor to EP in August 1997 as Head of Finance and Operations. Mr. West became listed as a Principal of the merged subsidiary Estlander & Partners Ltd on February 15, 2006 and as Principal of EP as of February 21, 2011.  The registration of Mr. West as Associated Person and Branch Manager of EP is pending with the NFA as of March 2011.

The Trading Program

EP’s Alpha Trend Program is a broadly diversified (at the date of this Supplement over 70 exchange-traded futures markets) short-term CTA program that attempts to capitalize on price trends in multiple markets. The futures trading for the Alpha Trend Program includes, but is not necessarily limited to, futures contracts on commodities, such as energy products, precious metals, base metals, agricultural products and soft commodities, and futures contracts on equity indices, bonds, short term interest rates and currencies. All instruments traded are exchange regulated futures. The investment and trading decisions of the trading program are 100% systematic. The Alpha Trend Program uses a unique environmental analysis to determine the sensitivity to breakouts. The program identifies the broad market environment and the environmental analysis then determines the sensitivity of a long and/or short signal. A technical trigger is used for the trade timing. Moving averages, chart patterns, momentum oscillators, support/resistance and overbought/oversold measures are used for decision making and only directional positions are traded, there are no spread positions. The trading program has a low trading frequency and good capacity as it only invests in liquid, exchange traded instruments. The program has an average trade length of 28 days and a trade frequency of 800 round-turn contracts per one million U.S. dollars under management. Ongoing, in-house research contributes to the adaptability of the trading models to changing circumstances. The futures trading for the Alpha Trend Program includes, but is not necessarily limited to, the following commodities: energy products, precious metals, base metals, agricultural products and soft commodities.

Performance Information of Estlander

The below capsule and table present the past performance of accounts managed pursuant to the Alpha Trend Program from November 2008 through February 2011. The performance results are presented on a composite basis for client accounts managed by the merged subsidiary Estlander & Partners Ltd. and thus, they do not reflect the actual performance of any individual client account. The past performance presented below is net of pro forma fees corresponding to a monthly management fee of 1.5% per annum and a quarterly incentive fee of 20%, which generally are the base fees applied to accounts managed according to the Alpha Trend Program.

Capsule as of February 28, 2011

Name of the CTA:	Estlander & Partners Ltd
Trading Program:	Alpha Trend
Inception of Trading by CTA:	Aug 1, 1991 (All Programs)
Inception of Trading pursuant to Trading Program:	Nov 1, 2008 (Alpha Trend)
Total assets under management*:	$ 386,000,000 Actual (All Programs)
$ 849,000,000 Nominal (All Programs)
Total assets under management in Trading Program:	$ 197,200,000 Actual (Alpha Trend)
$ 564,700,000 Nominal (Alpha Trend)
Largest monthly drawdown**:	-6.98% July 2008
Largest peak- to -valley draw-down***:	-12.05% December 2009 to February 2010
Open accounts (Total):	4

* Estlander operates exempt (QEP) accounts, the performance of which is not presented in this document
** See notes below.   *** See notes below.

	2011	2010	2009	2008
Jan.	-0.39%	-6.29%	-3.02%
Feb.	1.94%	-2.08%	-1.40%
Mar.		2.84%	-2.49%
Apr.		-0.82%	-0.96%
May		6.39%	10.31%
Jun.		2.62%	-2.87%
Jul.		-0.88%	1.29%
Aug.		2.68%	3.99%
Sep.		0.09%	0.87%
Oct.		5.30%	-2.90%
Nov.		-1.20%	3.26%	5.30%
Dec.		5.03%	-4.14%	4.57%
Annual rate of return	1.55% (2 mos.)	13.71%	1.05%	10.11% (2 mos.)

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

Legal Proceedings. There are currently no material administrative, civil or criminal actions brought against EP, its directors or principals, and there are none pending or on appeal.

Blackwater Capital Management, LLC  Blackwater Capital Management, LLC is a Delaware limited liability company.  It is registered with the CFTC as a CTA and a CPO  effective May 13, 2005 and is a member of the NFA.  The offices of Blackwater are located at 36 Cattano Ave, Suite 601, Morristown, New Jersey 07960. The office telephone number is (973) 656-0300 and the fax number is (973) 656-0344.  As of February 28, 2011, Blackwater had total assets under management of approximately $325 million (including notional funds).

The Principals

The principals of Blackwater are James Jefferson Austin and Andrew Silwanowicz.

James Jefferson Austin is a managing member and co-founder of Blackwater.  He is the head of research, and his duties also include marketing and portfolio management.  He received his BA in Economics from the University of Virginia in 1994.  Mr. Austin has been listed with the CFTC as a Principal of Blackwater since May 12, 2005, and has been registered as an Associated Person since May 13, 2005.

Andrew Silwanowicz is also a managing member and co-founder of Blackwater.  He is the Chief Operating Officer and a portfolio manager.  Prior to co-founding Blackwater in May 2005,  Mr. Silwanowicz had worked at Eagle Trading Systems, a commodity trading advisor, as a senior trader since April 2000.  Mr. Silwanowicz received his B.S. in Finance from Fairleigh Dickenson University in 1990.  He has been listed with the CFTC as a Principal and registered as an Associated Person of Blackwater since May 24, 2005.

The Trading Program

Blackwater utilizes medium and long term, systematic technical models to trade global futures and foreign exchange markets.  The models are designed to establish positions when market behavior exhibits a high probability of an emerging sustained move.  Blackwater seeks to aggressively protect open equity after profit targets have been reached, limiting sharp reversals and drawdowns.  It incorporates strict money management techniques based on individual market, sector and portfolio levels in order to reduce volatility.

Blackwater will trade its Global Program on behalf of the Fund.  The Global Program is based on price and volatility patterns observed over many years of research and trading.  Proprietary indicators are designated to reduce trading in range bound, trendless markets.  The Global Program model incorporates chart based rules to interpret market behavior.

The Global Program was established to capture intermediate and long term trends in the global futures and FX markets including, but not necessarily limited to, commodities, such as energy products, precious metals, base metals, agricultural products and soft commodities, and futures contracts on equity indices, bonds, short term interest rates and exchange-traded currencies.  The Global Program does not trade off-exchange retail foreign currencies. The Global Program is based on chart and volatility patterns observed over many years of trading and following macro markets.  Blackwater’s strategy incorporates money management techniques on the individual level, sector level, and on the overall portfolio.

The Blackwater trading model is designed to establish positions in relatively low to moderate volatility markets that are starting to show signs of an emerging, sustained price move. Once a trade has been established, the model generates stop levels and profit objectives. Stop levels are based on multiple volatility measurements. Blackwater seeks to aggressively protect open equity, limiting sharp reversals and drawdowns. Proprietary indicators are used to reduce trading in range bound, trendless markets. When Blackwater’s indicators point to a range bound market, extra conformation is needed to enter a trade. Excessive volatility in a particular market will cause Blackwater to exit that market.

Money management techniques are applied on the individual market level, sector level, and portfolio level. The system analyzes how well each market has been performing. Markets that are performing poorly, receive less risk capital. When open equity levels surpass predetermined thresholds, partial profits will be taken on the most successful open trades.

Blackwater runs the model at the end of the trading day based on “high, low, close” prices. Signals are generated and executed the following trading day. Limit and market orders are used to enter and exit positions. Blackwater does not leave stops resting in the market.

Performance Information of Blackwater

The Capsule does not reflect the payment of any distributions paid from the account.

Capsule as of February 28, 2011

Name of the CTA:	Blackwater Capital Management, LLC
Trading Program:	Blackwater Global Program
Inception of Trading by CTA:	July 2005
Inception of Trading pursuant to the Trading Program:	July 2005
Total Assets Under management:	$228,000,000 Actual (All Programs)
$325,000,000 Nominal (All Programs)
Total assets under management in the Trading Program:	$228,000,000 Actual (All Programs)
$325,000,000 Nominal (All Programs)
Largest monthly drawdown**:	-8.94% (Aug 2007)
Largest peak-to -valley drawdown***:	-16.15% (Aug 2005 – March 2006)
Open accounts:	18

% Rates of	2011	2010	2009	2008	2007	2006
Jan	2.27	-5.71	-0.8	9.7	1.59	-2.96
Feb	1.62	0.58	-1.42	10.9	0.21	0.13
March		5.5	-7.53	2.87	2.23	-0.96
April		-3.6	2.24	0.17	3.72	11.18
May		-1.71	14.9	2.29	3.87	-0.12
June		1.46	-1.25	3.62	6.74	1.17
July		-4.71	5.23	-5.62	0.29	-3.71
Aug		-0.10	0.72	1.01	-8.94	-0.89
Sept		9.16	3.86	8.31	7.57	1.04
Oct		1.17	-2.36	10.96	7.43	2.39
Nov		-4.61	5.56	1.36	-1.92	1.23
Dec		12.12	-2.38	1.03	-0.58	3.86
Annual rate of return	3.92% (2 mos.)	8.16%	16.19	55.9	23.13	12.23

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

**“Largest Monthly Drawdown” is the largest single month loss sustained during the last five years and year-to-date.  “Drawdown” as used in this table means losses experienced by the program over the specified period and is calculated on a rate of return basis, i.e., dividing net performance by beginning equity.  “Drawdown” is measured on the basis of monthly returns only, and does not reflect intra-month figures.  “Month” is the month of the % Worst Monthly Drawdown.

***“Largest Peak-to-Valley Drawdown” is the largest percentage decline in the program during the last five years and year-to-date.  This need not be a continuous decline, but can be a series of positive and negative returns where the negative returns are larger than the positive returns.  “Largest Peak-to-Valley-Drawdown” represents the greatest percentage decline from any month-end Net Asset Value per Unit that occurs without such month-end Net Asset Value per Unit being equaled or exceeded as of a subsequent month-end.  For example, if the Net Asset Value per Unit of a particular pool declined by $1 in each of January and February, increased by $1 in March and declined again by $2 in April, a “peak-to-valley drawdown” analysis conducted as of the end of April would consider that “drawdown” to be still continuing and to be $3 in amount, whereas if the Net Asset Value per Unit had increased by $2 in March, the January-February drawdown would have ended as of the end of February at the $2 level.

Legal Proceedings. There are currently no material administrative, civil or criminal actions brought against Blackwater, its directors or principals, and there are none pending or on appeal.

Aspect Capital Limited (“Aspect”)

Martin Lueck, President and Director of Research co-founded Aspect in September 1997, and has been a CFTC listed principal and registered as an associated person of Aspect from October 13, 1999 to the present. Mr. Lueck has also been a CFTC listed principal of Aspect’s commodity trading advisor subsidiary Aspect Capital Inc. since October 12, 2004 and registered as an associated person of Aspect Capital Inc. since December 7, 2004, where he is a member of the Board of Directors. As Director of Research for Aspect, he oversees the teams that are responsible for generating and analyzing fundamental research hypotheses for development of all of Aspect’s investment programs. Prior to founding Aspect, Mr. Lueck was with AHL, a commodity trading advisor, which he co-founded in February 1987 with Michael Adam and David Harding until April 1996. Mr. Lueck was listed with the CFTC as a principal of AHL from May 1989 and registered as an associated person of AHL from August 1989 to April 1996. From May 1996 through August 1997 Mr. Lueck was on garden leave from AHL, during which time he helped establish his wife's publishing business Barefoot Books. Mr. Lueck holds an M.A. in Physics from Oxford University.

John Wareham, Chief Commercial Officer joined Aspect in September 2005 and leads the company’s Sales, Marketing, Product Management and Client Service teams. Mr. Wareham has been a CFTC listed principal of Aspect since from January 19, 2006 to the present. From November 2001 to September 2005, Mr. Wareham was globally responsible for the Foreign Exchange and Emerging Markets businesses at AIG Trading Group and AIG Financial Products, an international insurer and provider of financial services. Mr. Wareham holds a BSc (Economics) from the London School of Economics and an MPhil from St. Antony’s College, University of Oxford.  Mr. Wareham has also been a CFTC listed principal of Aspect Capital, Inc., Aspect’s affiliated commodity trading advisor, since February 16, 2011, where he is a member of the Board of Directors.

Trading Advisor Management Fee (Page 50 of the Prospectus)

As of the Transition Date, each Series of Units will incur a monthly Trading Advisor Management Fee equal to 1/12th of 1.5% of the trading level allocated to the Aspect Diversified Program, payable quarterly in arrears to Aspect; a monthly Trading Advisor Management Fee to EP at a rate, as described below, of the value of the Fund’s trading level allocated to the Alpha Trend Program, payable monthly in arrears to Estlander; and a monthly Trading Advisor Management Fee equal to 1/12th of 1.0% of the Fund’s trading level allocated to Blackwater’s Global Program, payable monthly in arrears to Blackwater.  The trading level allocated to each of the Trading Advisors is expected to initially be 1.2 times the normal trading level of the trading program employed by each of the Trading Advisors on behalf of the Fund but the trading level at any given time may range from 0.9 times to 1.5 times such normal trading levels in respect of any Trading Advisor in the sole discretion of the General Partner.

The monthly rate applicable for purposes of the EP Trading Advisor Management Fee is as follows:  (i) 1/12th of 1.25% for as long as the value of the trading level allocated by the General Partner from the Fund and certain other accounts managed by the General Partner (“EP Allocated Assets”) to the Alpha Trend Program is less than $50,000,000; (ii) 1/12th of 1.125% for as long as the value of the EP Allocated Assets are equal to or exceed $50,000,000, but less than $100,000,000; and  (iii) 1/12th of 1.0% for as long as the value of the EP Allocated Assets are equal to or exceed $100,000,000.

As of the Transition Date, each Series of Units will also incur quarterly Trading Advisor Incentive Fees equal to 20% of any Trading Profits generated by each Trading Advisor, payable in arrears to the each Trading Advisor.  Trading Profits are not reduced by fees and expenses of the Fund.  See the “Breakeven Table.”

Because incentive fees are calculated on a Trading Advisor by Trading Advisor basis, it is possible that substantial incentive fees may be paid out of the net assets of the Fund during periods in which the Fund has no net profits or in which the Fund has total net losses.  See “Breakeven Table.”

Change in Management Fees with respect to the General Partner and Management Fee Cap
(Page 51 of the Prospectus)

As of the Transition Date, each Series of Units (other than General Partner Units) will incur a monthly General Partner Management Fee equal to 1/12th of 1.50% of the Fund’s month-end Net Asset Value, payable to the General Partner in arrears.

As of the Transition Date, the General Partner Management Fee and the Trading Advisor Management Fees will not at any month-end, in the aggregate, exceed a per annum rate of 3.5% of the Fund’s Net Assets, which is the aggregate General Partner and trading advisor asset-based fees charged prior to the Transition Date.  The Fund’s Limited Partnership Agreement will be amended to reflect this cap to the extent the Trading Advisor Management Fee plus the General Partner Management Fee would exceed 3.5% of the Fund’s Net Assets on an annualized basis as of any month-end, the General Partner intends to reduce its General Partner Management Fee in order to meet the cap.  Based on the currently anticipated allocations among the Trading Advisors, the General Partner anticipates the cumulative General Partner Management Fee and, the management fees paid to the Trading Advisors to approximate 2.9% per annum of the Fund’s Net Assets.

Use of Proceeds (Page 49 of the Prospectus)

The Fund has retained J.P. Morgan Investment Management, Inc. (“JPMIM”) and Principal Global Investors, LLC (“PGI” and, together with JPMIM, the “Cash Managers”) to provide cash management services to the Fund.  The Cash Managers will manage the Fund’s cash and excess margin through investments in short term, high quality fixed income securities, pursuant to investment parameters established by the General Partner.

JPMIM is a wholly-owned subsidiary of JPMorgan Asset Management Holdings and an indirect subsidiary of JPMorgan Chase & Co. (“JPM Chase”), one of the largest bank holding companies in the U.S.  JPMIM is a registered investment advisor with the SEC.

PGI is a wholly-owned subsidiary of the Principal Financial Group, a leading global financial services company.  PGI is also a registered investment adviser with the SEC.

The Cash Managers charge a 0.09% per annum fee on the assets they manage.  The General Partner estimates the Cash Managers will manage approximately 70% of the Fund’s assets.

The Fund’s objective in retaining the Cash Managers to provide cash management services is to enhance the return on its assets not required to be held by the Fund’s brokers to support the Fund’s trading.  There is no guarantee that the Cash Managers will achieve returns for the Fund (net of fees payable to JPMIM and PGI), in excess of the returns previously achieved through the General Partner’s efforts and/or available through the Fund’s brokers, or that the Cash Managers will avoid a loss of principal on amounts placed under their management.

The Futures Commission Merchant (Page 56 of the Prospectus)

J.P. Morgan Futures, Inc. Effective as of the date of this Supplement, the Fund is using J.P. Morgan Futures, Inc. (“JPMFI”), an indirect, wholly-owned subsidiary of JPM Chase, as an additional futures broker.  In addition, and in connection with its engagement of the Cash Managers, the Fund has terminated UBS Financial Services Inc. and Bank of America as cash management brokers.  Fund assets managed by JPMIM and PGI are held in custody at JPMorgan Chase Bank, N.A., a national bank and an affiliate of JPMIM.

Although JPMFI, as a large futures commission merchant, has been subject to exchange disciplinary matters involving sizable fines and/or other sanctions, as of the date hereof neither the firm nor any of its principals has been the subject of any material administrative, civil or criminal action, including any action that has been pending, on appeal, or concluded within the last five years, except as follows.

In 2007, JPMFI was named in a putative consolidated class action involving a former customer, Amaranth LLC, which alleges unjust enrichment and that JPMFI aided and abetted in violations of the Commodity Exchange Act. No action concerning Amaranth has been brought against JPMFI by the CFTC or any other regulatory authority, and JPMFI strongly maintains that it acted properly in the handling of Amaranth’s account.   On October 4th 2008, the consolidated class action lawsuit was dismissed with leave to plaintiffs to replead and amend the complaint.  An amended consolidated class action complaint was filed in November of 2008, and a motion to dismiss by JPMFI was granted on April 27, 2009.  It is possible that the Plaintiffs will appeal.

In 2009, JPMFI was named as a defendant in a complaint filed by Duration Capital Management Advisors, Inc. (“Duration”), the alleged investment manager of a hedge fund which was a customer of JPMFI from 2003 through 2008.  The hedge fund customer and a sister fund were also prime brokerage clients of J.P. Morgan Securities LLC (as successor to J.P. Morgan Securities Inc.) and recipients of financing from JPMorgan Chase Bank, N.A., both of which are also named in the suit.  The suit alleges that, in late February 2008, the defendants issued excessive margin calls to the two hedge funds, causing them to liquidate their positions in order to meet the margin calls and thereby go out of business, resulting in a loss of management fee payments from the hedge funds to the plaintiff.  JPMFI maintains, among other defenses, that it complied at all times with its contract with its customer, that it had no contract with the plaintiff, and that the plaintiff has no standing to bring a claim under any theory for harm allegedly caused to the hedge funds.  A motion to dismiss the complaint was granted in part and denied in part, and factual discovery concluded in December 2010.  Pre-trial motion practice is ongoing.

JPMorgan Chase & Co. and certain subsidiaries, including JPMFI have been named as defendants, along with HSBC Bank and certain of its subsidiaries, in various putative class action lawsuits filed in the Southern District of New York, the Eastern District of New York and one in the Northern District of Illinois.  Plaintiffs in these actions allege that, beginning in March 2008, defendants conspired and agreed to restrain trade in and manipulated the prices of silver futures and options traded on the Commodity Exchange (“COMEX”) division of the New York Mercantile Exchange (“NYMEX”) and violated the Commodity Exchange Act and Section 1 of the Sherman Act.  Plaintiffs in the three districts in which the complaints were filed have filed motions to consolidate with the Judicial Panel on Multidistrict Litigation.

JPMFI intends to contest these suits vigorously.  JPMFI currently believes that the facts and circumstances of each case do not support JPMFI receiving an unfavorable outcome.  It is too early to evaluate the range of potential loss should this conclusion be inaccurate.

In 2009 JPMFI agreed to pay a Civil Monetary Penalty of $300,000 in connection with the CFTC finding that JPMFI violated the Commodity Exchange Act and CFTC Regulations.  The violations concerned rules governing segregation of customer funds, timely computation of segregation obligations, timely reporting of an under segregation deficiency to the CFTC and diligent supervision of its employees.  The CFTC also indicated that JPMFI did not have a process in place to determine the impact of expected withdrawals from the segregated accounts on the amount required to be kept in segregation, and that JPMFI, as required by the CFTC, has enhanced existing procedures by implementing a segregation forecasting process to ensure that proper segregation is maintained.

In 2007, JPMFI maintained accounts for customer funds (segregated accounts) and kept its own funds in separate accounts. During this time, JPMFI processed transactions related to the delivery of Treasury notes that resulted in JPMFI’s segregated accounts being insufficiently funded on one business day by approximately $750 million. This resulted in JPMFI drawing upon customer segregated funds beyond its actual interest, which caused customer funds to be commingled with JPMFI’s funds.

The CFTC’s 2009 Order did not make any findings indicating that JPMFI being under segregated caused any losses to customers.  Additionally, the CFTC indicated that the securities JPMFI held were sufficient,  had they been moved to a segregated account on the day in question, to allow JPMFI to maintain proper funding of its segregated bank accounts.

Newedge USA. In February 2011, Newedge USA settled, without admitting or denying the allegations, a disciplinary action brought by the CFTC alleging that Newedge USA exceeded speculative limits in the October 2009 live cattle futures contract on the Chicago Mercantile Exchange and failed to provide accurate and timely reports to the CFTC regarding their larger trader positions.  Newedge USA paid a $140,000 civil penalty and disgorgement value of $80,910 to settle this matter.  In addition, the CFTC Order required Newedge USA to implement and maintain a program designed to prevent and detect reporting violations of the Commodity Exchange Act and CFTC regulations.

Breakeven Table (Page 11 of the Prospectus)

The table below sets forth the Trading Profits that must be earned by the Fund to break even during the first year of investment from the Transition Date forward, based on an initial investment of $10,000 (assuming no changes in net asset value, interest income of 0.34%.

	Dollar Amount and Percentage of Expenses1
	Series A2		Series B2		Series C2		Series I2
Expense	$	%	$	%	$	%	$	%
Trading Advisor Management Fee3	$146	1.46%	$146	1.46%	$146	1.46%	$146	1.46%
Trading Advisor Incentive Fee4	$ 127	1.27%	$88	0.88%	$54	0.54%	$73	0.73%
Brokerage Commissions and Trading Expenses5	$24	0.24%	$24	0.24%	$24	0.24%	$24	0.24%
General Partner Management Fee	$150	1.50%	$150	1.50%	$150	1.50%	$150	1.50%
Administrative Expenses5	$95	0.95%	$95	0.95%	$95	0.95%	$95	0.95%
Offering Expenses5	$75	0.75%	$75	0.75%	$0	0.00%	$75	0.75%
Selling Agent Fees5	$200	2.00%	$0	0.00%	$0	0.00%	$0	0.00%
Broker Dealer Servicing Fee or Broker Dealer Custodial Fee5	$15	0.15%	$60	0.60%	$0	0.00%	$0	0.00%
Cash Manager Fee6	$6	0.06%	$6	0.06%	$6	0.06%	$6	0.06%
Interest Income7	$(34)	(0.34)%	$(34)	(0.34)%	$(34)	(0.34)%	$(34)	(0.34)%
12-Month Breakeven8	$804	8.04%	$610	6.10%	$441	4.41%	$535	5.35%

1.
The breakeven analysis assumes that the Units have a constant month-end net asset value and is based on an initial minimum subscription of $10,000.  See “Charges” in the Prospectus for an explanation of the expenses included in the “Breakeven Table.”

2.	Once the Fee Limit (described on page 8 in the Prospectus) is reached, Series A Units, Series B Units and Series I Units will be automatically re-designated as Series C Units.

3.
The Trading Advisor Management Fees payable by the Fund to the Trading Advisors range from 1% to up to 1.5% of the trading level allocated to the Trading Advisors.  Based on the anticipated allocation of the Fund’s trading level among the Trading Advisors as of the Transition Date, the estimated aggregate blended Trading Advisor Management Fee rate is 1.46% of the fund’s Net Asset Value.

4.
Trading Advisor Incentive Fees are paid to each Trading Advisor only on Trading Profits earned by such Trading Advisor. Trading Profits are determined prior to deducting the General Partner Management Fee, Administrative Expenses, Offering Expenses, Selling Agent Fees, Broker Dealer Servicing Fees or Broker Dealer Custodial Fees, Cash Manager Fees and any extraordinary expenses, and do not include interest income.  As a result, Trading Advisor Incentive Fees will be payable at the Fund’s break-even point.

5.
Expense levels are assumed to be at maximum levels, with the exception of Brokerage Commissions and Trading Expenses, which is a good faith estimate as of the date of this Supplement.  The compensation paid to the futures commission merchants is estimated at 0.24% of the Fund’s average annual Net Asset Value and will not, under any circumstance, exceed the maximum permissible brokerage expense of 14% of the average annual Net Asset Value of the Fund established by the guidelines of the North American Securities Administrators Association, Inc.  Selling Agent Fees, the Broker Dealer Servicing Fee and Custodial Fee are described above in detail,  See “Summary — Fees and Expenses.”

6.
The Cash Manager Fee is estimated at 0.06% of the Fund’s Net Asset Value because the Cash Managers charge a 0.09% per annum fee on the assets placed under their management and the General Partner anticipates that approximately 70% of the Fund’s assets will be managed by the Cash Managers.

7.
Interest income currently is estimated to be earned at a rate of 0.34% based upon the current interest rates of the anticipated mix of cash, bank deposits, short-term obligations of the U.S. Government. Government-sponsored enterprises, and fully registered U.S. money market funds or short-term (under one year) investment grade interest bearing securities, including commercial paper.  This rate will change from time-to-time according to prevailing interest rates.

8.
Series A Units are subject to a Redemption Fee that declines every month during the first year an investor holds such Series A Units so that, at the end of the 12th month following investment, the Redemption Fee is $0.  Thus, no Redemption Fee is shown at the 12-Month Breakeven point.  An investor redeeming his Series A Units before the 12th month-end following investment will pay a Redemption Fee, determined by how long the investor held his Series A Units.  For example, based on an initial investment of $10,000, the Redemption Fee at the end of the 11th month-end following investment would be $16.66 or 0.167% of the initial investment.